Exhibit (d)(36)

[BSAM Letterhead]

February [    ], 2008

Edward J. Roach

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re:	The RBB Fund, Inc. – Multifactor 130/30 U.S. Core Equity Fund

Dear Mr. Roach:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Bear Stearns Asset Management agrees that in order to maintain the established expense ratio of the Multifactor 130/30 U.S. Core Equity Fund (the “Fund”), of The RBB Fund, Inc., Bear Stearns Asset Management shall, until further notice, but in no event terminating before December 31, 2009, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which the Funds’ total operating expenses (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceeds a total operating expense ratio (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of:

•	1.50% of the average daily net assets of the Multifactor 130/30 U.S. Core Equity Fund

Except to the extent of questions arising over miscalculated fees or a good faith dispute over the excluded categories described above, Bear Stearns Asset Management acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

BEAR STEARNS ASSET MANAGEMENT

By:
Name:
Title:

Your signature below acknowledges acceptance of this Agreement:

By:
Edward J. Roach President and Treasurer The RBB Fund, Inc.